Mail Room 4561
	January 3, 2006

James A. Cannavino
Chairman and Chief Executive Officer
Direct Insite Corp.
80 Orville Drive
Bohemia, New York 11716

	Re:   Direct Insite Corp.
		Registration Statement on Form SB-2
		Amendment No. 1 filed on December 8, 2005
		File No. 333-128039

Dear Mr. Cannavino:

      We have limited our review of the above-referenced Form SB-2 and of your periodic reports to the disclosure items identified below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
1. We note your response to prior comment number one and reissue that
comment. Notwithstanding the selling securityholders` "desire" to receive any accruable interest in the form of shares of common stock in lieu of cash, it does not appear that the selling
securityholders
are irrevocably bound to receive common stock.  Because the
interest
on the Senior Subordinated Secured Notes has not yet accrued and because the selling securityholders are not irrevocably bound to receive the common stock issuable in lieu of cash, the selling security holders will have an investment decision to make in the future and the private placement of this common stock has not yet been completed. As such, it is inappropriate to register these
shares of common stock for "resale" at this time.   If you wish to
continue to include these shares in this resale registration statement, please provide us with an analysis of the exemption relied upon to issue these shares to the selling security holders upon their accrual as interest. In your analysis, please address the impact of the current registration of these shares, which is a public offering from the company to the selling security holders rather than a private placement.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A.  Controls and Procedures, page 18

2. We have read your response to prior comment number 13. Please revise your disclosure to clearly differentiate this conclusion from any disclosures required under Items 307 and 308 of Regulation S-
B.
Your revised disclosures should include:

* A description of the procedures performed in arriving at this conclusion;
* An explanation of how those procedures differed from those performed by management in providing disclosures in accordance with
Items 307 and 308 of Regulation S-B;
* Management`s reasons for providing this conclusion and expectations as to how readers should interpret the information; and
* Reference to any specific guidance that relates to the procedures performed and/or the content of the disclosure.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-9

3. It is unclear to us why you account for your customization services "using the guidance in SOP 81-1 as provided in SOP 97-2." In this regard, we note your response to prior comment number 16 indicates that your service offering is "excluded" from SOP 97-2. In addition, your response to prior comment number 17 indicates that your arrangements are not "service arrangements as defined in SOP 81-
1." Please clarify for us how you have concluded that these arrangements are within the scope of SOP 81-1 and support that conclusion.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

4. As noted in prior comment number 11, Item 308 (c) of Regulation
S-
B requires disclosure of any change that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosures to comply with this guidance.

*	*	*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Christine Davis at (202) 551-3408 if you have questions regarding our comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551-
3457, Anne Nguyen at (202) 551-3611, or me at (202) 551-3730 with any
other questions.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  516-433-5858
      David H. Lieberman, Esq.
      Beckman, Lieberman & Barandes, LLP


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James A. Cannavino
Direct Insite Corp.
January 3, 2006
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